UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 5)*
Pope Resources, a Delaware Limited Partnership
(Name of Issuer)

Partnership Units
(Title of Class of Securities)

732857 10 7
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       ☐               Rule 13d-1(b)

       ☒               Rule 13d-1(c)

        ☐              Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 732857 10 7

1	NAME OF REPORTING PERSONS James H. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 360,231 (Notes 1 and 2)
	6	SHARED VOTING POWER 153,971 (Note 3)
	7	SOLE DISPOSITIVE POWER 360,231 (Notes 1 and 2)
	8	SHARED DISPOSITIVE POWER 153,971 (Note 3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,202 (Notes 1-3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ See Note 2
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES:

Note 1:
James H. Dahl is the direct beneficial owner of 147,652 Partnership Units of Pope Resources, a Delaware Limited Partnership.  Mr. Dahl owns the other 212,579 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:

(i)	53,854 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account).
(ii)	132,314 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account – Jefferies).
(iii)	26,411 Partnership Units held by Kathleen M Dahl Irrevocable Trust.

  Page 2 of 8 Pages

CUSIP No. 732857 10 7

Note 2:
Excludes 2,525 Partnership Units owned by an adult member of Mr. Dahl’s household and 6,521 Partnership Units held by James H. Dahl Irrevocable Trust, James Schmitt Trustee.   Mr. Dahl disclaims beneficial ownership of these Partnership Units.

Note 3:	James H. Dahl shares voting and dispositive power with respect to an additional 153,971 Partnership Units as follows:
(i)	102,842 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.
(ii)	21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.
(iii)	29,250 Partnership Units held by Dahl Family Foundation, Inc.**

**Neither James H. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

Page 3 of 8 Pages

CUSIP No. 732857 10 7

1	NAME OF REPORTING PERSONS William L. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 153,971 (Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 153,971 (Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,971 (Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.55%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES:

Note 1:                      William L. Dahl, as trustee, shares voting and dispositive power with respect to 153,971 Partnership Units as follows:
(i)	102,842 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.
(ii)	21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.
(iii)	29,250 Partnership Units held by Dahl Family Foundation, Inc.**

**Neither William L. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

Page 4 of 8 Pages

CUSIP No. 732857 10 7

Item 1(a).	Name of Issuer: Pope Resources, a Delaware Limited Partnership
Item 1(b).	Address of Issuer’s Principal Executive Offices: 19245 10th Avenue NE Poulsbo, WA 98370
Item 2(a).	Name of Person Filing: James H. Dahl William L. Dahl
Item 2(b).	Address of Principal Business Office or, if none, Residence: 4314 Pablo Oaks Court Jacksonville, FL 32224
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Partnership Units
Item 2(e).	CUSIP Number: 732857 10 7
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ (b) ☐ (c) ☐ (d) ☐ (e) ☐ (f) ☐ (g) ☐ (h) ☐ (i) ☐
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78C).

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C).

Investment company registered under section 8 of the Investment Company Acto f 1940 (15 U.S.C. 80a-8).

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

  Page 5 of 8 Pages

CUSIP No. 732857 10 7

(j) ☐ (k) ☐
A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

A group, in accordance with §240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution In accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.
Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned: 514,202 Units

(b)    Percent of Class: 11.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 360,231 Units (Notes 1 and 2)

(ii) Shared power to vote or to direct the vote: 153,971 Units (Note 3)

(iii) Sole power to dispose or to direct the disposition of: 360,231 Units (Notes 1 and 2)

(iv) Shared power to dispose or to direct the disposition of: 153,971 Units (Note 3)

Note 1: James H. Dahl is the direct beneficial owner of 147,652 Partnership Units of Pope Resources, a Delaware Limited Partnership. Mr. Dahl  owns the other 212,579 Partnership Units through various trusts over which Mr. Dahl retains sole voting and investment power, as follows:
(i) 53,854 Partnership Units held by IRA FBO James H. Dahl (ROTH Conversion Account).

(ii) 132,314 Partnership Units held by IRA FBO James H. Dahl (ROTH II Account – Jefferies).

(iii) 26,411 Partnership Units held by Kathleen M Dahl Irrevocable Trust.

Note 2:                      Excludes 2,525 Partnership Units owned by an adult member of Mr. Dahl’s household and 6,471 Partnership Units held by James H. Dahl Irrevocable Trust, James Schmitt Trustee.   Mr. Dahl disclaims beneficial ownership of these Partnership Units.

Note 3:                      James H. Dahl shares voting and dispositive power with respect to an additional 153,971 Partnership Units as follows:

(i)           102,842 Partnership Units held by James H. Dahl Trust FBO Kathryn Whitten Dahl.

(ii)           21,879 Partnership Units held by James H. Dahl Trust FBO James Andrew Dahl.

(iii)           29,250 Partnership Units held by Dahl Family Foundation, Inc.**

**Neither James H. Dahl nor any member of his family have any pecuniary interest in Units held by the Dahl Family Foundation, Inc.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Inapplicable

Page 6 of 8 Pages

CUSIP No. 732857 10 7

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Inapplicable
Item 8.	Identification and Classification of Members of the Group. Inapplicable
Item 9.	Notice of Dissolution of Group. Inapplicable

Page 7 of 8 Pages

CUSIP No. 732857 10 7

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 4, 2016

.

 /s/ James H. Dahl
   James H. Dahl, individually and as Trustee of
     each IRA FBO James H. Dahl (ROTH Conversion
    Account), IRA FBO James H. Dahl (ROTH II Account),
    and Kathleen M. Dahl Irrevocable Trust

/s/ William L. Dahl
    William L. Dahl
    Trustee of each of James H. Dahl Trust FBO
    Kathryn Whitten Dahl, James H. Dahl Trust FBO
    James Andrew Dahl and Dahl Family Foundation, Inc.

Page  of 8 of 8 Pages